Drinker Biddle & Reath LLP

191 North Wacker Drive, Suite 3700

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

July 31, 2015

Via Edgar Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ed Bartz

RE:	Sterling Capital Funds (the “Funds” or “Registrant”)

Registration Statement on Form

N-14 (File No. 333-205870)

Dear Mr. Bartz:

The following responds to the comments we received from you on July 29, 2015, regarding the above-referenced Registration Statement on Form N-14 (the “Registration Statement”). This filing was made in connection with the reorganizations (the “Reorganizations”) of each of the Sterling Capital Stratton Mid Cap Value Fund, Sterling Capital Stratton Real Estate Fund, and Sterling Capital Stratton Small Cap Value Fund (the “Acquiring Funds”) with the Stratton Mid Cap Value Fund, Stratton Real Estate Fund, and Stratton Small Cap Value Fund, respectively, (the “Acquired Funds”). Our responses follow your comments.

1.         Comment: For disclosures of any fees or expense examples for the Acquiring Funds, including those in the expense tables on pages 3 and 4 of the Q&A, the Comparison of Fees and Expenses on pages 2 and 3 of the Registration Statement, the fee example table on page 4 of the Registration Statement, and the Pro Forma Capitalization tables on pages 20 and 21 of the Registration Statement, please mark the applicable headings as “Pro Forma.”

Response: The Registrant has made the requested changes.

2.         Comment: For the Pro Forma Capitalization tables on pages 20 and 21, please provide figures as of no more than 30 days prior to the filing.

Response: The Registrant has made the requested change.

*  *  *

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ David Williams
David Williams